SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                  AMENDMENT #1

                    Under the Securities Exchange Act of 1934


                             Atomic Paintball, Inc.
                                 --------------
                                (Name of Issuer)

                           Common Stock, no par value
                          ----------------------------
                         (Title of Class of Securities)

                                  04961 Q 10 1
                                  ------------
                                 (CUSIP Number)

                            Charles J. Webb, Manager
                                 J.H. Brech, LLC
                              1101 East Duke Street
                              Hugo, Oklahoma 74743
                  --------------------------------------------
                    (Name and Address of Person Authorized to
                       Receive Notices and Communications)



                                April 14, 2010
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    SCHEDULE 13D
                                                      --------------------------
                                                               Page 2 of 6 Pages
                                                      --------------------------

1 NAME OF REPORTING PERSON:

 J.H. Brech, LLC. & Charles J. Webb, manager

 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
(b) [ ]
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3 SEC USE ONLY

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4 SOURCE OF FUNDS          OO

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEMS 2(d) or 2(e) [ ]
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6 CITIZENSHIP OR PLACE OF ORGANIZATION

 Texas
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                     7        SOLE VOTING POWER
                              INCLUDING OPTIONS         668,397
-----------------------------------------------------------------------------
NUMBER OF
SHARES               8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY
                                                        0
EACH
-----------------------------------------------------------------------------
REPORTING           9        SOLE DISPOSITIVE POWER
PERSON
WITH                         INCLUDING OPTIONS
                                                        668,397
-----------------------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER   0
-----------------------------------------------------------------------------

                                                      --------------------------
                                                               Page 3 of 6 Pages
                                                      --------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


668,397


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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES[ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


16.88%


-----------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON         OO
-----------------------------------------------------------------------------

Item 1. Security and Issuer.

This statement on Schedule 13d relates to shares of common stock, no par value, of Atomic Paintball, Inc., a Texas corporation ("Atomic"). The address of the principal executive offices of Atomic is 501 Trophy Lake Drive, Suite 314, PMB 106, Trophy Club, Texas 76262.

Item 2. Identity and Background.

     (a) This statement on Schedule 13d is being filed on behalf of J.H. Brech, LLC. and Charles J. Webb, a manager of J.H. Brech, LLC.

     (b) J.H. Brech, LLC's and Charles J. Webb's business address is 1101 East Duke Street, Hugo, OK 74743.

     (c) J.H. Brech, LLC. is a Texas Limited Liability Company. Its principal business is investment. Charles J. Webb is a manager of J.H. Brech, LLC.

     (d) J.H. Brech, LLC. and Charles J. Webb hav not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) J.H. Brech, LLC. and Charles J. Webb have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                      --------------------------
                                                               Page 4 of 6 Pages
                                                      --------------------------

     (f) J.H. Brech, LLC is a Texas Limited Liability Company. Charles J. Webb is a manager of J.H. Brech, LLC.

Item 3. Source and Amount of Funds or Other Consideration.

 Other

Item 4. Purpose of Transaction

J.H. Brech, LLC and Charles J. Webb, both purchased the shares as an investment to support the company in its operational activities in the paintball industry.

J.H. Brech, LLC and/or Charles J. Webb do not currently have any new plans or proposals, either individually or collectively with another person or company, which relates to or would result in:

     (a) The acquisition by any person of additional securities of Atomic, or the disposition of securities of Atomic;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving Atomic or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Atomic or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Atomic, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Atomic;

     (f) Any other material change in Atomic's business or corporate structure;

     (g) Changes in Atomic's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Atomic by any person;

     (h) Causing a class of securities of Atomic to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i)  A  class  of  equity   securities  of  Atomic  becoming  eligible  for
termination of registration pursuant to Section 12(g)(4) of the Act; or

                                                      --------------------------
                                                               Page 5 of 6 Pages
                                                      --------------------------

     (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The percentages of outstanding shares of Atomic common stock reported below are based on the statement that as of March 10, 2010 there were 4,178,549 shares of Atomic common stock outstanding.


     (a) J.H. Brech, LLC owns shares of Atomic common stock. Mr. Charles J. Webb owns 144,550 shares of Atomic common stock and 553,847 shares beneficially through J.H. Brech, LLC of which he is a manager.

          Between April 14, 2010 and June 3, 2010, J.H. Brech purchased 107,055 shares, bringing the total shares owned by J.H. Brech, LLC to 553,847 shares. Charles Webb owns 144,550.


     (b) For information regarding the number of shares of Atomic common stock as to which J.H. Brech, LLC and Charles J. Webb holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

     (c) Other than the purchases as set forth below, there have been no other transactions in shares of Atomic common stock effected by J.H. Brech, LLC and Charles J. Webb during the past 60 days, except for those purchases reflected in a prior to Schedule 13d, as filed.


                     Shares           Date              Price
                     ------           ----              -----
                     9,055            04/14/10		$0.42
                     3,000	      04/20/10	 	$0.42
                     5,000	      04/23/10		$0.50
	  	     2,500	      04/26/10		$0.60
		     3,000	      05/18/10		$0.45
		     2,500	      05/19/10		$0.45
		     12,000	      05/20/10		$0.45
		     15,000	      05/24/10		$0.40
		     5,000	      05/26/10		$0.40
		     50,000	      06/03/10		$0.51


     (d) No person other than J.H. Brech, LLC. and Charles J. Webb has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Atomic common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by J.H. Brech, LLC and/or Charles J. Webb.

     (e)  Not applicable.

                                                      --------------------------
                                                               Page 6 of 6 Pages
                                                      --------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Under its Consulting Agreement, J.H. Brech, LLC agrees to advise the Company on business matters, including, but not limited to, corporate structure, strategic planning, and capital development and implementation. The company will reimburse J.H. Brech for all reasonable and necessary expenses. The Agreement remains in effect until one of the parties terminates it in writing.

Item 7. Material to be Filed as Exhibits.

None.


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 30, 2010


/s/ Charles J. Webb
---------------------------------
Charles J. Webb, Individually


J.H. Brech, LLC




/s/ Charles J. Webb
---------------------------------
Charles J. Webb, Manager